SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                         Keryx Biopharmaceuticals, Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    492515101
                                 (CUSIP Number)
                                 --------------

                           Lindsay A. Rosenwald, M.D.
                           --------------------------
                               787 Seventh Avenue
                               ------------------
                               New York, NY 10019
                               ------------------
                                 (212) 554-4300
                                 --------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 22, 2006
                                  ------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:


Check the following box if a fee is being paid with this Statement:

-------------------                                            -----------------
CUSIP No. 492515101                13D/A                       Page 2 of 5 Pages
-------------------                                            -----------------
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
         2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) (b)
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
           OO (see Item 3 below)

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

--------------------------------------------------------------------------------
                                          7         SOLE VOTING POWER
            NUMBER OF SHARES                        2,165,823
              BENEFICIALLY                --------------------------------------
              OWNED BY EACH               8         SHARED VOTING POWER
            REPORTING PERSON                        0
                  WITH                    --------------------------------------
                                          9         SOLE DISPOSITIVE POWER
                                                    2,165,823
                                          --------------------------------------
                                          10        SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,165,823
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------

This Amendment No. 2 amends and supplements the following items of the Statement on Schedule 13D filed by Lindsay A. Rosenwald (the "Reporting Person") on May 29, 2003, as amended by Amendment No. 1 filed December 3, 2004 (the "Schedule").

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

On May 22, 2006, the Reporting Person transferred 1,000,000 shares of Common Stock of the company, par value $.001 per share (the "Shares"), to The Lindsay A Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust dated May 24, 2000 (the "Trust"). The Reporting Person disclaims beneficial ownership of securities owned by the Trust.

Item 5.  Interest in Securities of Issuer.

         Item 5(a) is hereby amended as follows:

         (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 2,165,823 Shares comprised of (i) 1,735,863 Shares directly owned by the Reporting Person; (ii) 320,786 Shares owned by Paramount BioCapital Investments, LLC of which the Reporting Person is managing member, (iii) 45,000 Shares issuable to the Reporting Person upon exercise of options to purchase Shares that have vested or will vest within sixty (60) days; (iv) 14,064 Shares issuable to Reporting Person upon exercise of warrants to purchase Shares; and (v) 50,110 Shares issuable to Paramount BioCapital Investments, LLC, of which the Reporting Person is managing member, upon exercise of warrants to purchase Shares. Such Shares constitute approximately 5.0% of the Issuer's outstanding shares of Common Stock, based upon 43,112,221 Shares outstanding as of May 4, 2006.

         Item 5(c) is hereby amended as follows:

         (c)   Item 3 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         Item 6 is hereby amended as follows:

         (a) The Reporting Person is a member of the Issuer's board of directors.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        May 22, 2006
              New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                          -----------------------------
                                          Lindsay A. Rosenwald, M.D.